Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008,
product supplement no. 32-A-I dated November 21, 2008 and
index supplement no. 1-32-A dated January 27, 2009

Term sheet to Product Supplement No. 32-A-I Index Supplement No. 1-32-A Registration Statement No. 333-155535 Dated January 27, 2009; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to the S&P GSCI™ Crude Oil Index Excess Return due February 10, 2014

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 10, 2014*.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  The notes are designed for investors who seek full principal protection at maturity and a return equal to 46%† of the appreciation of the S&P GSCI™ Crude Oil Index Excess Return from, and including, the pricing date to, and including, the Observation Date.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about February 5, 2009 and are expected to settle on or about February 10, 2009.

Key Terms

Index:	The notes are linked to the performance of the S&P GSCI™ Crude Oil Index Excess Return (the “Index”).
Payment at Maturity**:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount**:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 × the Index Return × the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate†:	At least 46%. The actual Participation Rate will be determined on the pricing date and will not be less than 46%.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about February 5, 2009.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	February 5, 2014*
Maturity Date:	February 10, 2014*
CUSIP:	[•]
*	Subject to postponement in the event of a market disruption event as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 32-A-I.
**

Subject to the impact of a commodity hedging disruption event. For more information about the impact of a commodity hedging disruption event, see “Description of Notes — Payment at Maturity” and “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 32-A-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement no. 32-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 32-A-I, index supplement no. 1-32-A and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 32-A-I, the accompanying index supplement no. 1-32-A or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $45.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes.  The actual commission received by JPMSI may be more or less than $45.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $60.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-120 of the accompanying product supplement no. 32-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan

January 27, 2009

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-A-I dated November 21, 2008 and index supplement no. 1-32-A dated January 27, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 32-A-I and in “Risk Factors” in the accompanying index supplement no. 1-32-A, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Index supplement no. 1-32-A dated January 27, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000311/e34273_424b2.pdf

  Product supplement no. 32-A-I dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508241186/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Index Return × the Participation Rate†, provided that this payment (the Additional Amount) will not be less than zero.
  † The Participation Rate will be determined on the pricing date and will not be less than 46%.
  S&P GSCI™ CRUDE OIL INDEX EXCESS RETURN — The return on the notes is linked to the performance of the S&P GSCI™ Crude Oil Index Excess Return, which provides investors with a publicly available benchmark for investment performance in the crude oil commodity markets. As presently constituted, the only contract used to calculate the Index is the WTI crude oil futures contract traded on the New York Mercantile Exchange (“NYMEX”), which takes into account the trading volume of the Intercontinental Exchange WTI crude oil futures contracts. For additional information about the Index, see the information set forth under “The GSCI Indices” in the accompanying index supplement no. 1-32-A.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 32-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on January 27, 2009 and we had determined the comparable yield on that date, it would have been an annual rate of 5.73%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.73% and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the exchange-traded futures contracts underlying the Index or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 32-A-I dated November 21, 2008 and in the “Risk Factors” section of the accompanying index supplement no. 1-32-A dated January 27, 2009.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the exchange-traded futures contracts composing the Index or contracts

JPMorgan Structured Investments — Principal Protected Notes Linked to the S&P GSCI Crude Oil Index Excess Return	TS-1
  related to the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the level of the Index was higher than the Initial Index Level at some time during the term of the notes but falls below the Initial Index Level on the Observation Date.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  THE PARTICIPATION RATE COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in a different security whose return is based on the performance of the Index. Your ability to participate in any appreciation of the Index as measured by the Ending Index Level and the Initial Index Level will be limited by the Participation Rate. Accordingly, if the Participation Rate is 46%, you will only participate in 46% of any Index performance above the Initial Index Level. The actual Participation Rate will be set on the pricing date and will not be less than 46%.
  NO INTEREST PAYMENTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS — As a holder of the notes, you will not receive any interest payments, and you will not have any rights that holders of the exchange-traded futures contracts on the commodity underlying the Index have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  INVESTMENTS RELATED TO THE LEVEL OF THE INDEX MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The level of the Index and, in turn, the value of your notes, is subject to variables that are different from, or less correlated with, the variables that affect traditional securities such as stocks and bonds. Variables that may affect the level of the Index and, therefore, the value of your notes, include changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies. Each of these variables may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the level of the Index to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.
  HIGHER FUTURE PRICES OF COMMODITIES INCLUDED IN THE INDEX RELATIVE TO THEIR CURRENT PRICES MAY LEAD TO A DECREASE IN THE PAYMENT AT MATURITY OF THE NOTES — As the contracts that underlie the Index come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as “rolling.” Excluding other considerations, if the market for these contracts is in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, the commodity reflected in the Index has historically exhibited “contango” markets rather than backwardation. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months. Commodities may also fluctuate between backwardation and contango markets. The presence of contango in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and, accordingly, the payment at maturity of the notes.
  CHANGES IN THE COMPOSITION AND VALUATION OF THE INDEX MAY ADVERSELY AFFECT THE PAYMENT AT MATURITY AND/OR THE MARKET VALUE OF THE NOTES — The composition of the Index may change over time, as additional futures contracts satisfy the eligibility criteria or futures contracts currently included in the Index fail to satisfy such criteria. In addition, the index publisher may modify the methodology for determining the composition and weighting of the Index and for calculating its level in order to assure that the Index represents a measure of performance over time of the markets for the underlying commodity. Modifications to the methodology for determining the contracts to be included in the Index, and for valuing the Index, may be made in the future. Such changes could adversely affect the payment at maturity and/or the market value of the notes.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the Index are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission (“CFTC”) and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effects of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to your interests as a noteholder. For example, the United States House of Representatives and the United States Senate have considered legislation that may, if enacted, among other things, require the CFTC to adopt rules that would subject us or our affiliates to position limits in certain commodity futures contracts. Future legislation could also comprehensively overhaul the existing regulatory regime, for example by merging the CFTC with the Securities and Exchange Commission. The likelihood of such legal and regulatory changes may have also increased as a result of recent turmoil in the financial markets and political and personnel changes following the recent national elections. In addition, upon the occurrence of legal or regulatory changes that the calculation agent

JPMorgan Structured Investments — Principal Protected Notes Linked to the S&P GSCI Crude Oil Index Excess Return	TS-2
  determines have interfered with our or our affiliates’ ability to hedge our obligations under the notes, or if for any other reason we or our affiliates are unable to enter into or maintain hedge positions the calculation agent deems necessary to hedge our obligations under the notes, we have the right, but not the obligation, to adjust your payment at maturity as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 32-A-I. For additional information, see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 32-A-I.
  THERE ARE RISKS ASSOCIATED WITH AN INVESTMENT CONCENTRATED IN ONE COMMODITY — A single exchange-traded physical commodity, crude oil, underlies the futures contracts included in the S&P GSCI™ Crude Oil Index Excess Return. Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a single industry. An investment in the notes linked to the performance of the S&P GSCI™ Crude Oil Index Excess Return lacks diversification and does not have the benefit of other offsetting components which may increase when other components are decreasing. Accordingly, a decline in value of crude oil would adversely affect the performance of the S&P GSCI™ Crude Oil Index Excess Return and, consequently, the value of the notes.
  THE MARKET PRICE OF OIL WILL AFFECT THE VALUE OF THE NOTES — Because NYMEX WTI crude oil futures contracts comprise 100% of the S&P GSCI™ Crude Oil Index Excess Return, the market value of the notes will depend on the market price of crude oil. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Prices can change rapidly due to crude oil supply disruptions stemming from world events, or domestic problems such as refinery or pipeline outages. Crude oil prices are determined with significant influence by the Organization of Petroleum Exporting Countries (“OPEC”). OPEC has the potential to influence oil prices worldwide because its members control a significant portion of the world’s oil production. In addition, technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or other alternative sources, could lessen the demand for crude oil products and result in lower prices. A decline in value in crude oil would adversely affect the performance of the S&P GSCI™ Crude Oil Index Excess Return and, consequently, the value of the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the market price of the physical commodity upon which the futures contracts that compose the Index are based or the exchange-traded futures contracts on such commodity;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological, regulatory or judicial events that affect the exchange-traded futures contracts included in the Index or the commodities markets generally; and
    our credit worthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph shows the historical weekly performance of the Index from January 2, 2004 through January 23, 2009. The Index closing level on January 26, 2009 was 460.8276. We obtained the various Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to the S&P GSCI Crude Oil Index Excess Return	TS-3